Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

December 23, 2016
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549
Attn: Melissa Raminpour

Re:	Nordic American Tankers Limited
Form 20-F for the Year Ended December 31, 2015
Filed March 23, 2016
File No. 001-13944

Dear Ms. Raminpour:

On behalf of Nordic American Tankers Limited (the "Company"), we submit this response to your letter dated December 21, 2016 (the "Comment Letter") in which the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") provided comments to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2015 and comments on the Company's Report on Form 6-K for the nine months ended September 30, 2016 (the "Third Quarter Report").

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  Each response is prefaced by the text of the Staff's corresponding comment in bold text.

Form 20-F for the fiscal year ended December 31, 2015

Operating and Financial Review and Prospects

Critical Accounting Estimates, page 34

1.
Refer to your discussion of Vessel Impairment. We note you have omitted tabular disclosure and related discussion previously included in the fiscal year ended December 31, 2015 Annual Report on Form 20-F of the rates used in your undiscounted cash flow analysis, the break even rate and the actual rates achieved for the current year and recent five year period. Please provide for us, and consider including such tabular disclosure and discussion in the December 31, 2016 Form 20-F, to be filed.

The Company advises that the tabular disclosure was not included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 as the Company did not identify any events or circumstances indicating that the carrying amount of the assets were not recoverable. As such no undiscounted cash flow analysis was performed.
Considering the current market in which the Company operates, Management expects to perform an undiscounted cash flow analysis for the year ended December 31, 2016 and, if performed, the tabular disclosure described by the Staff will be included in the December 31, 2016 Form 20-F, to be filed.
Form 6-K furnished November 15, 2016
2.
We note your disclosure of operating cash flow per share. Please remove this measure as it does not comply with the Staff's Compliance and Disclosure Interpretations (C&DIs) Question 102.05 issued by the Division of Corporation Finance on May 17, 2016.

The Company advises the Staff that it will not use the non-GAAP measure operating cash flow per share in future filings with the Commission.

3.
We also note that your definition of computation of operating cash flow differs from the typical calculation of cash flows from operating activities presented in the statement of cash flows under U.S. GAAP. Therefore, please revise the title of this non-GAAP measure so it is not confused with cash flows from operating activities.

The Company advises that in future filings with the Commission it will revise the title of the non-GAAP measure "Operating Cash Flow" to "Free Cash Flow".

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If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.
Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission

Herbjørn Hansson
Chairman
Nordic American Tankers Limited